THE LORD ABBETT FAMILIY OF FUNDS

90 Hudson Street

Jersey City, NJ 07302

August 20, 2015

VIA EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Schedule 14A Proxy Statement for the Lord Abbett Funds set forth on Appendix A (the “Funds”)

Dear Ms. White:

This letter responds to comments you provided in a telephonic conversation on August 10, 2015 at approximately 2:00 p.m. ET to Brooke A. Fapohunda and Michael S. Ponder of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Funds, regarding the Funds’ preliminary proxy materials (“Preliminary Proxy”) filed on July 30, 2015 with the U.S. Securities and Exchange Commission (the “Commission”). The Funds filed today with the Commission definitive proxy materials on Schedule 14A (the “Definitive Proxy”) that reflect changes made in response to your comments. The comments, and the Funds’ responses thereto, are set forth below. Capitalized terms used but not defined in this letter have the meanings given to them in the Definitive Proxy.

General Comments

1.          Please file Tandy representations as EDGAR correspondence.

Response:          The requested representations are included at the end of this letter, which will be filed as EDGAR correspondence.

2.          On the cover page to the Definitive Proxy, please state the name of each series of each registrant that is soliciting proxies from shareholders through the use of the Proxy Materials.

Response:          We have made the requested change.

Ms. Alison White

August 20, 2015

Questions and Answers

3.          Please clarify whether “Fund” refers to a registered investment company (a “Company/Trust”) or a series thereof (a “Fund”).

Response:          We have added a footnote to the definition of “Fund” explaining that “[t]he term ‘Fund’ refers to each individual Lord Abbett mutual fund whose shareholders are being solicited to vote (including different Funds organized under the same corporate entity).”

4.          Please clarify whether determination as to whether shareholders have approved each proposal and/or sub-proposal will be made by tabulating votes on a Fund-by-Fund basis (i.e., at the “Fund level”) or by aggregating votes for all Funds within a Company/ Trust (i.e., at the “Company/Trust level”).

Response:          We have added a question and a corresponding answer to clarify that each Fund will vote separately on each proposal (or sub-proposal, as the case may be). The additional disclosure explains that “[a]pproval of a proposal by the shareholders of a Fund will not affect the approval of that proposal with respect to any other Fund.” With respect to Proposal 1, the additional language also explains that the approval of each sub-proposal is not dependent on the approval of the other sub-proposal.

5.          Please disclose how “echo voting” for variable annuity contracts works and that a small number of shareholders may determine whether a proposal and/or a sub-proposal has received shareholder approval with respect to a Fund that is a series of Lord Abbett Series Fund, Inc.

Response:          We have made the requested disclosure by adding a paragraph to the “Special Note to Variable Contract Owners” as follows:

If you do not vote the shares attributable to your contract, your insurance company may vote them for you in the same proportion as other variable annuity owners voted with respect to your Fund. This may result in a small number of shareholders determining whether a proposal is approved for your Fund.

Joint Proxy Statement

6.          On the first page of the Joint Proxy Statement, when providing an Internet location on the Lord Abbett website for investors where a Fund’s shareholders can obtain a copy of the Fund’s annual and semi-annual report, please disclose a web page that will provide a Fund’s shareholders with direct access to such reports.

Response:          We have made the requested change.

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Ms. Alison White

August 20, 2015

7.          In the “Proposal 1: Amendment of Certain Fundamental Investment Restrictions—Background Information” section, please clarify that, even if a Fund’s shareholders approve sub-proposals 1a and/or 1b, the Fund will not be able to participate in the Interfund Lending Program until such time as the Commission issues an exemptive order to the Lord Abbett Family of Funds and Lord Abbett permitting the establishment and operation of the Interfund Lending Program.1

Response:          We have made the requested change.

8.          In the “Proposal 1: Amendment of Certain Fundamental Investment Restrictions—The Interfund Lending Program” section, please disclose what would happen in a situation where a bank loan interest rate is the same as the rate of return on a short-term instrument.

Response:          We have revised the paragraph describing the design and operation of the Interfund Lending Program as follows (relevant new language is underlined):

The proposed Interfund Lending Program is designed so that any borrowing made through it would always be at a lower or the same interest rate as the rate on a bank loan. Similarly, all loans made through the proposed Interfund Lending Program would receive a higher or the same rate of return that the Lord Abbett Fund would have received by investing the cash in a short-term instrument. In the unlikely event that a bank loan interest rate is the same as the rate of return on a short-term instrument, the borrowing Fund and the lending Fund may elect to (1) use the Interfund Lending Program or (2) pursue the economically comparable loan or investment opportunity, respectively.

9.          In the “Proposal 1: Amendment of Certain Fundamental Investment Restrictions—Proposal 1a: To Amend Each Fund’s Fundamental Investment Restriction Regarding Borrowing” section, please clarify whether approval of this sub-proposal by a Fund’s shareholders would result in that Fund (a) adopting the new fundamental investment restriction in its entirety or (b) amending its fundamental investment restriction to incorporate the underlined language.

Response:          We have revised the disclosure to clarify that if a Fund’s shareholders approve Proposal 1a, that Fund would adopt the revised fundamental investment restriction in its entirety.

10.        In the “Proposal 1: Amendment of Certain Fundamental Investment Restrictions—Proposal 1a: To Amend Each Fund’s Fundamental Investment Restriction Regarding Borrowing” section, the disclosure indicates that each Fund’s current

[1]	The Lord Abbett Funds and Lord Abbett filed an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, on June 30, 2015 (File No. 811-14502).
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Ms. Alison White

August 20, 2015

fundamental investment restriction regarding borrowing is substantially as set forth in this section; however, the current fundamental investment restriction for Lord Abbett Series Fund, Inc. – Growth and Income Portfolio (“Growth and Income Portfolio”) differs from that of the other Funds. If Growth and Income Portfolio will be amending its fundamental investment restriction to adopt the new fundamental investment restriction in its entirety, please disclose the implications and any risks associated with such an amendment.

Response:          With respect to Growth and Income Portfolio, we have revised the disclosure to include a separate section disclosing the differences between the current fundamental investment restriction and the proposed fundamental investment restriction regarding borrowing and risks associated with this Fund adopting the proposed fundamental investment restriction. The new disclosure states as follows:

Growth and Income Portfolio Only. With respect to Lord Abbett Series Fund – Growth and Income Portfolio only, approval of Proposal 1a also would permit the Fund to borrow in situations not covered under its existing fundamental investment restriction. Currently, the Fund is permitted to borrow only from a bank and only as a temporary measure for extraordinary or emergency purposes. This restriction has not been updated since the Fund commenced operations in 1989. Consequently, unlike many other mutual funds, the Fund currently is not able to take advantage of borrowing abilities permitted by applicable law. Proposal 1a, if approved, would modernize this restriction by removing the requirement that borrowings by the Fund be made only in emergency or extraordinary situations, and also would permit the Fund to borrow from other Lord Abbett Funds as well as banks. The new restriction also would permit the Fund to obtain short-term credit to clear the purchase or sale of securities and to purchase securities on margin to the extent permitted by applicable law. Purchasing a security on margin can increase the leverage risk faced by a Fund; however, current SEC staff guidance prohibits a Fund from purchasing securities on margin except for short-term credits as necessary for clearing transactions, so as a practical matter, the adoption of the revised fundamental investment restriction is not expected to have a significant effect on the Fund’s current use of margin purchases, although it would provide the Fund with flexibility to purchase securities on margin to the extent applicable law or regulatory guidance is revised, which would enable the Fund to remain competitive with its peers.

In addition to the considerations above, with respect to Lord Abbett Series Fund – Growth and Income Portfolio, the Board also noted that the approval of the amended fundamental investment restriction for the Fund would harmonize the Fund’s borrowing abilities with those of the other Funds. The Board noted that, while approval of Proposal 1a by the Fund’s shareholders may expose the Fund to greater leverage risk than it currently faces, the increase in risk is expected to be very low because the amended

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Ms. Alison White

August 20, 2015

restriction would continue to limit the Fund to borrow only from banks or through the Interfund Lending Program and to purchase securities on margin only to the extent permitted by law. The Board, therefore, has determined that the benefits that the Fund will receive from adopting the proposed fundamental investment restriction will outweigh any potential risks it may raise.

11.        In the “Proposal 1: Amendment of Certain Fundamental Investment Restrictions—Proposal 1b: To Amend Each Fund’s Fundamental Investment Restriction Regarding Lending” section, please clarify whether approval of this sub-proposal by a Fund’s shareholders would result in that Fund (a) adopting the new fundamental investment restriction in its entirety or (b) amending its fundamental investment restriction to incorporate the underlined language.

Response:          We have revised the disclosure to clarify that if a Fund’s shareholders approve Proposal 1b, that Fund would adopt the revised fundamental investment restriction in its entirety.

12.        In the “Proposal 1: Amendment of Certain Fundamental Investment Restrictions—Proposal 1b: To Amend Each Fund’s Fundamental Investment Restriction Regarding Lending” section, the disclosure indicates that each Fund’s current fundamental investment restriction regarding lending is substantially as set forth in this section; however, the current fundamental investment restriction for Lord Abbett Series Fund, Inc. – Growth and Income Portfolio (“Growth and Income Portfolio”) differs from that of the other Funds. If Growth and Income Portfolio will be amending its fundamental investment restriction to adopt the new fundamental investment restriction in its entirety, please disclose the implications and any risks associated with such an amendment.

Response:          With respect to Growth and Income Portfolio, we have revised the disclosure to include a separate section disclosing the differences between the current fundamental investment restriction and the proposed fundamental investment restriction regarding lending and risks associated with this Fund adopting the proposed fundamental investment restriction. The new disclosure states as follows:

Growth and Income Portfolio Only. With respect to Lord Abbett Series Fund – Growth and Income Portfolio only, approval of Proposal 1b would permit the Fund to engage in lending activities not covered under its existing fundamental investment restriction. Currently, the Fund is permitted to lend only to the extent that it may enter into short-term repurchase agreements with sellers of securities that the Fund has purchased, and it may lend portfolio securities to registered broker dealers if the loan is fully secured by cash or cash equivalents and the loan does not expose the Fund to significant risk. The Fund’s current fundamental investment restriction also restricts the Fund’s investments in illiquid securities to 5% of the Fund’s assets, which is lower than the 15%

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Ms. Alison White

August 20, 2015

regulatory limit. The Fund’s fundamental investment restriction regarding lending has not been updated since the Fund commenced operations in 1989. Consequently, unlike many other mutual funds, the Fund currently is not able to engage in lending activities that are otherwise permitted by applicable law. Proposal 1b, if approved, would modernize the Fund’s fundamental investment restriction to allow the Fund to acquire bonds, debentures or other corporate debt securities, and investments in government obligations, commercial paper, pass-through instruments, certificates of deposit, bankers’ acceptances, repurchase agreements or any similar instruments and to lend to another Lord Abbett Fund through the Interfund Lending Program. The proposed language also would remove the 5% limitation on illiquid assets, although the Fund would be prohibited from investing more than 15% of its assets pursuant to a non-fundamental investment restriction. The Fund also would be permitted to lend its portfolio securities in accordance with applicable law. As a result, the proposed restriction would provide the Fund with flexibility to modify any security lending activity to reflect changes in applicable law, which would enable the Fund to remain competitive with its peers.

In addition to the considerations above, with respect to Lord Abbett Series Fund – Growth and Income Portfolio, the Board also noted that the approval of the amended fundamental investment restriction for the Fund would harmonize the Fund’s lending abilities with those of the other Funds. The Board noted that, while approval of Proposal 1b by the Fund’s shareholders may expose the Fund to greater default risk than it currently faces, the increase in risk is expected to be very low. The Board, therefore, has determined that the benefits that the Fund will receive from adopting the proposed fundamental investment restriction will outweigh any potential risks it may raise.

13.        In the “Voting and Meeting—Solicitation Costs” section, please clarify that because the Lord Abbett Funds will bear the costs associated with implementing the Interfund Lending Program, including the costs associated with the shareholder meeting and proxy solicitation, these costs ultimately will be borne by Fund shareholders.

Response:          We have made the requested change by adding disclosure that states: “Because the Lord Abbett Funds will bear the costs associated with implementing the Interfund Lending Program, each such Fund’s shareholders ultimately will bear these costs.”

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Ms. Alison White

August 20, 2015

14.        In the “Voting and Meeting” section, please disclose how “echo voting” for variable annuity contracts works and that a small number of shareholders may determine the whether a proposal and/or a sub-proposal has received shareholder approval with respect to a Fund that is a series of Lord Abbett Series Fund, Inc.

Response:          We have added a new section to “Voting and Meeting” captioned “Echo Voting with Respect to Lord Abbett Series Funds” that states as follows:

If you own a variable annuity contract whose values are allocated to a series of Lord Abbett Series Fund and you do not vote the shares attributable to your contract, your insurance company may vote them for you in the same proportion as other variable annuity owners voted with respect to your Fund. This may result in a small number of shareholders determining whether a proposal is approved for your Fund.

*          *          *          *          *

Each Fund acknowledges in connection with this filing the following: (1) it is responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Definitive Proxy; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (201) 827-2279 or Michael Ponder at (201) 827-2338.

Sincerely,

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary
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Ms. Alison White

August 20, 2015

Appendix A

Those Funds in the Lord Abbett Family of Funds

Convening a Special Meeting of Shareholders

(registered investment company is in bold)

Lord Abbett Affiliated Fund, Inc.

Lord Abbett Affiliated Fund

Lord Abbett Bond Debenture Fund, Inc.

Lord Abbett Bond Debenture Fund

Lord Abbett Developing Growth Fund, Inc.

Lord Abbett Developing Growth Fund

Lord Abbett Global Fund, Inc.

Lord Abbett Emerging Markets Currency Fund

Lord Abbett Multi-Asset Global Opportunity Fund

Lord Abbett Investment Trust

Lord Abbett Convertible Fund

Lord Abbett Core Fixed Income Fund

Lord Abbett Diversified Equity Strategy Fund

Lord Abbett High Yield Fund

Lord Abbett Income Fund

Lord Abbett Multi-Asset Balanced Opportunity Fund

Lord Abbett Multi-Asset Growth Fund

Lord Abbett Multi-Asset Income Fund

Lord Abbett Short Duration Income Fund

Lord Abbett Total Return Fund

Lord Abbett Mid Cap Stock Fund, Inc.

Lord Abbett Mid Cap Stock Fund

Lord Abbett Municipal Income Fund, Inc.

Lord Abbett California Tax-Free Fund

Lord Abbett High Yield Municipal Bond Fund

Lord Abbett Intermediate Tax-Free Fund

Lord Abbett National Tax-Free Fund

Lord Abbett New Jersey Tax-Free Fund

Lord Abbett New York Tax-Free Fund

Lord Abbett Research Fund, Inc.

Lord Abbett Calibrated Dividend Growth Fund

Lord Abbett Growth Opportunities Fund

Lord Abbett Small Cap Value Fund

Lord Abbett Securities Trust

Lord Abbett Alpha Strategy Fund

Lord Abbett Fundamental Equity Fund

Lord Abbett International Core Equity Fund

Lord Abbett International Dividend Income Fund

Lord Abbett International Opportunities Fund

Lord Abbett Micro-Cap Growth Fund

Lord Abbett Micro-Cap Value Fund

Lord Abbett Value Opportunities Fund

Lord Abbett Series Fund, Inc.

Bond Debenture Portfolio

Calibrated Dividend Growth Portfolio

Classic Stock Portfolio

Fundamental Equity Portfolio

Growth and Income Portfolio

Growth Opportunities Portfolio

International Opportunities Portfolio

Mid Cap Stock Portfolio

Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.

Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund